

Willow Creek Brewing

Business Plan

7.6.18 V7

Executive Summary

Owners/Business Description

Willow Creek Brewing (WCB) is a fictitious name and is owned and operated by McKai Brewing LLC (McB). McKai Brewing is owned by Mark and Joanne Camlin and was incorporated in April 2017. WCB will be the craft beer central of the West Reading and beyond. Our unique property located at 643 Penn Ave. West Reading, PA 19611 provides us the opportunity to house a brewery/event venue including a ½ barrel brewing system in a 1200sq/ft brewery/beer hall. This particular location allows us to have indoor games, live music, and other events. Due to our size and location, we are capable of holding many private, corporate, and public events. Weddings, bachelor/bachelorette parties, work parties, beer festivals, Oktoberfest, College group gatherings, and food truck festivals are just the beginning. The current demand for craft beer and local food requires an establishment where the entire community can come together.

Upon extensive research we've found that the number one complaint of new brewery owners is the inability to grow due to the physical limitations of their facilities. We hand-picked the property on Penn Ave largely due to its size and its location in the Lehigh Valley where craft beer is a booming market.

Business Description

Willow Creek Brewing will be located at 643 Penn Ave. Since our conception, we have premiered our beers at multiple festivals, and held tasting events around the Berks county area. This has resulted in many loyal followers on social media.

Once we open, we will be utilizing the PLCB's "G" Limited Brewer's license to its full capacity. The G License allows breweries in Pennsylvania to sell all beer, wine, and liquor made solely in Pennsylvania for in house consumption. We will have 10 taps of beer and we will uniquely offer beer from all over the state of Pennsylvania that local craft beer lovers don't typically have access to from areas such as Erie, Pittsburgh, Harrisburg, and Lancaster. Our beer has come a long way and we pride ourselves in our ability to make a wide variety of styles that all beer drinkers have fallen in love with. We have made dozens of styles of beer to-date and will be featuring our five flagships at all times in addition to seasonal and experimental batches. Our flagships consist of a Golden Ale, Irish Red Ale, Saison, Brown Ale, and Chocolate Porter. All craft beer aficionados will find multiple beers to fall in love with despite their particular tastes. For those whose palate doesn't crave beer, we will have a collection of local hand-made cocktails, mocktails, and wine. Our prices will range from $5-$8 per pint of beer, $7-$10 per cocktail/glass of wine, and $3-$6 per mocktail. We are working with multiple local food trucks to ensure we have the best quality food available at all times for our guests.

Our current financial projections reflect brewing beer 2 days per week on our ½ bbl system. Should the demand require, we can double our production and sales without adding any additional brewing equipment.

We will be open 5 days per week being closed only on Monday and Tuesday. Week days we will be open from 4pm- 10pm) and Saturday we will be open from 12 PM-11 PM. 12 to 9pm on Sunday. We will have 3 staff members in at all times including at least 1 owner, 2 staff. Staffing for special events will vary depending on the size and nature of the event.

Guests will be happy to find that they can purchase apparel/souvenirs or if they want to enjoy their favorite Willow Creek beer at home, it will be available in 32, and 16 Oz Crowler containers. Willow Creek beer will be available in select craft beer bars throughout Berks County. We currently have orders waiting to be filled for local establishments.

Location Analysis

The property, located at 643 Penn Ave Reading, PA 19611, has zoning for both commercial and residential use. This site had previously been a restaurant, and a outerwear shop. This site is also residential rental. This property is over 100 years old. The property has parking for over 3 cars.

The back parking lot has parking for multiple cars. We are going to take 2/3rds of the parking lot for outdoor seating. This outdoor seating along with the deck off the back of the building gives us 9 months of outdoor dining area use in approximately 1400 square feet.

Willow Creek Brewing will be situated on the major corridor of Penn Ave in West Reading. This location is one of the keys to the success of WCB.

Management Team

The Willow Creek Brewing Company proposal is being driven by Mark Camlin and Joanne Camlin.

Mark is a Pennsylvania native and has lived in the Reading area for the last 19 years. Having served and still serving in the US military for the past 38 years has taught Mark invaluable leadership and operational skills. Mark's technical background is as an Environmental and Energy Engineer. He has worked as an Engineer in the Energy and Environmental fields for 30 years. He started Ugly Dog Brewing in 1995. This contract brewery was successful, but the laws for breweries were not as accommodating as todays. Mark was also employed by Joint Base brewery, a brewery located and owned by the U.S. Air Force on Joint Base MDL. This base in New Jersey is one of 10 such breweries owned by the US government on military bases around the world. Mark was the head brewer and marketing manager. Mark is currently employed by the US Army Reserve, Onics Energy, and LA Fitness. In the Army Reserves Mark is a Captain Combat Engineer. He is an

Environmental Engineer. Mark also works with Military Funeral Honors. Mark works 4-5 days per week with the Army Reserve. Mark also works as an Energy Engineer for Onics Energy Systems. He works 2 days per week as Operations Manager. Mark is also a fitness instructor at LA Fitness, for four hours per week.

Joanne Camlin is a Pennsylvania native and has lived in PA her entire life. Joanne is a tenured fourth grade school teacher for the Spring-Ford School District for the past nineteen years. Joanne's extensive years teaching has honed her interpersonal skills to a fine edge. Her troubleshooting skills are top notch. Joanne has also worked for Vanguard, and Bisys Plan Services previously.

Mark and Joanne have extensive experience working in restaurants.

Market Analysis

Retail dollar sales of craft beer have been increasing ~10% per year which is currently up to $23.5 billion. Even with this explosion in sales, craft beer still only makes up 22% of all U.S. beer sales annually which indicates there is still much more room for growth. Throughout this past year, 826 new breweries opened totaling 5,301 nationwide and only 97 closed which is one of the highest success rates for any start-up company across all industries.

The Northeast, and more specifically – Pennsylvania, is rapidly becoming one of the premier microbrew centers in the nation. Recent PA Brewing license changes encourage growth and ease entry into this market. The fertile Berks county soil also nurtures an increasing number of vineyards, wineries and tasting rooms. Pennsylvania is ranked twenty fifth in the nation for breweries per capita, yet we are ranked number one in craft beer volume produced and number two for economic impact. These statistics solidify the fact that the Pennsylvania craft brewery market is nowhere near saturated and has ample room for growth.

In addition to hosting a wide variety of breweries and wineries in Berks County, the relaxing art of enjoying niche beer, spirits, and wine is an expanding practice in this upwardly mobile area. The market of connoisseurs that appreciate refined local brewed/distilled recipes is tremendous and growing at a rapid pace in Pennsylvania.

Willow Creek Brewing Company will target several distinct customer segments. The first target demographic is age-agnostic and includes the mature beer connoisseur; those that have a true passion for fine PA craft brews. This segment has recently experienced double digit market growth.

This unique indoor/outdoor haven will welcome an interactive crowd in search of opportunities for social engagement, good cheer, and a sense of well-being. This group is typically represented by educated business and medical professionals seeking the adventure that a brewery tap room offers as a place to unwind after work and to socialize and converse with like-minded peers.

Market Analysis Summary

The Northeast is rapidly becoming the industry leader of microbrews, home brewing, wineries and distilling. In recent years there has been a surge of interest in craft beers. That is why we believe Willow Creek Brewing, a specialty beer hall and brewery, will flourish in Berks County. Our target markets include beer connoisseurs and business/medical professionals. The identification of these markets helps to better direct social media promotions, advertising and marketing efforts.

Market Segmentation

Customers are represented across the following groups:

PA Beer Connoisseur: These guests will be drawn to WCB because of their love and passion for beer. The main appeal to this segment will be the on-site micro-brewery and large rotating selection of PA micro-brewed beers. Take-out Crowler service and our canned beer will also be offered to these consumers.

PA Wine and Spirit Connoisseurs Although craft beer is our primary focus, guests will also enjoy the vast selection of PA distilled spirits and wine.

Professionals: These career-oriented fun-lovers from throughout the extended Lehigh Valley community, seek welcome acceptance into local social groups and clubs. This group of hard-working, active professionals will be drawn to the Willow Creek Brewing Company and Beer Hall experience to unwind in a friendly and relaxing atmosphere.

Food

Willow Creek Brewing Company will partner with Mad J's BBQ to provide Barbeque to Penn Ave in West Reading. Mad J's will rent the kitchen out from Willow Creek to provide all of the food needs required.

Willow Creek will also carry soft pretzels from the front bar that will be toasted for consumption and be a separate item available beyond the BBQ

Competitor Analysis

has very few direct competitors in the Berks County area. We have broken down our closest competitors into groups for ease of analysis.

The first group of direct competitors would be local craft breweries. This list includes Saucony Creek Brewing, Kutztown Tavern (Golden Avalanche Brewing), Chatty Monks Brewing, Broken Chair, Funk Brewing, Sly Fox, and Shaylor Brewing. These breweries are located in the up and coming Berks County. They each provide a fun environment where people can get together and enjoy craft beer. All of these locations are doing extremely well but have quickly reached their capacity for growth. Bound by the physical dimension of their facilities (<2000 sq/ft), they are forced to maintain their current (successful) level of production or potentially open a second location. Without the ability to expand brewing capabilities, they are also limited to majority in house sales. Funk Brewing currently brews their most popular beers at a remote location to facilitate demand. In addition to the limitations in brewing capacity, most of these breweries don't have the ability to have any outdoor events. Another large difference between Willow Creek Brewing and this group is that we will actively be targeting wine and distilled spirits lovers as well. We will also have ever rotating taps from breweries throughout Pennsylvania.

A second group would be establishments with outdoor activities. This could include locations like Barley Mow, West Reading Tavern, Allentown Brew Works, and Liberty St. Tavern. These locations do typically offer a variety of craft beverages and have limited outdoor space. Our property is marked by the outdoor venue and the historical background of the property. The closest Pennsylvania venue with a comparable establishment is over 60 miles away in the Philadelphia area. This establishment would be *the first of its kind* in the Berks County.

Willow Creek Brewing Company will be a unique establishment that is poised to leverage partnerships with local PA breweries, PA distilleries and PA wineries. The facility will showcase its own brewing operation, and will engage customers in social settings.

Willow Creek Brewing Company's emphasis on 100% natural ingredients and unique profile-bending beers is one of its key competitive edges.

Marketing

Advertising through a multitude of social media venues and by word-of-mouth will play a big part in the success of Willow Creek Brewing Company. A unique advertising campaign will include a robust online presence that will encourage regular guests to vote for weekly beer selections. Membership in the Willow Creek Mug Club and sponsored gaming league clubs including darts, quoits, corn hole, and billiards will stimulate repeat business and offer member benefits through special promotions, competitions and discounts. Willow Creek Brewing Company already has thousands of followers on social media and continues to grow as we continue to showcase our beer at craft beer festivals and public tasting events throughout the region.

Another competitive edge is the planned robust social media presence and proactive marketing outreach program through: local gaming leagues, business and professional societies, university and community bulletin boards, partnering brewery/distillery and winery web sites and by rotating food truck followers. Active feedback mechanisms are being developed for customers to express their preference for the beer menu selection. Customer feedback will drive the selection of tap offerings, wines, and spirit rotations. In an effort to exceed customer expectations, Willow Creek Brewing will use social media to share special daily promotions and events and to poll and gauge guest preferences and interests.

Financials- See Attached

Floor Plan- See Attached